Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Announces Results of Conversion Privilege of Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 25

TORONTO, August 16, 2016 – Bank of Montreal (the “Bank”) (TSX:BMO)(NYSE:BMO) today announced that 2,174,393 of its 11.6 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 25 (the “Preferred Shares Series 25”) will be converted on August 25, 2016, on a one-for-one basis, into Non-Cumulative Floating Rate Class B Preferred Shares, Series 26 of the Bank (the “Preferred Shares Series 26”). As a result, on August 25, 2016, the Bank will have 9,425,607 Preferred Shares Series 25 and 2,174,393 Preferred Shares Series 26 issued and outstanding. The Preferred Shares Series 25 are listed and the Preferred Shares Series 26 will be listed on the Toronto Stock Exchange under the symbols BMO.PR.Q and BMO.PR.A, respectively.

About BMO Financial Group

Established in 1817, BMO Financial Group is a highly diversified financial services provider based in North America. With total assets of $681 billion as of April 30, 2016, and over 45,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, Wealth Management and BMO Capital Markets.

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Frederic Tremblay, Montreal, frederic1.tremblay@bmo.com, (514) 877-1873

For Investor Relations Enquiries:

Jill Homenuk, Toronto, jill.homenuk@bmo.com, (416) 867-4770

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Internet: www.bmo.com	Twitter: @BMOMedia